UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 6 February 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

RESULTS FOR THE SECOND QUARTER FY12 AND SIX MONTHS ENDED 31 DECEMBER 2011



Q2 FY12

KEY FEATURES

↗ Record operating profits of R2.1bn (US$257m)

↗ Record headline earnings of R1.0bn (US$129m)

- 155% increase in HEPS at 242 SA cents (30 US cents)

↗ Gold production up by 5% – 10 718kg (344 592oz)

- recovery grade increased by 13% to 2.36g/t

↗ Cash operating costs reduced by 6% to R249 356/kg (US$958/oz)

↗ Interim dividend declared (ZAR0.40/share)

Financial summary for the second quarter FY12 and six months ended 31 December 2011

		Quarter December 2011	Quarter September 2011	Q-on-Q Variance %	6 months December 2011	6 months December 2010	Variance %
Gold produced [1]	– kg	10 718	10 207	5	20 925	20 526	2
	– oz	344 592	328 162	5	672 754	659 925	2
Cash costs	– R/kg	249 356	265 288	6	257 114	222 787	(15)
	– US$/oz	958	1 156	17	1 051	965	(9)
Gold sold	– kg	11 000	9 948	11	20 948	20 915	–
	– oz	353 658	319 836	11	673 494	672 433	–
Gold price received	– R/kg	438 183	396 405	11	418 381	295 069	42
	– US$/oz	1 683	1 727	(3)	1 711	1 294	32
Operating profit	– R million	2 077	1 306	59	3 383	1 519	123
	– US$ million	257	183	40	443	215	106
Basic earnings per share*	– SAc/s	243	111	119	354	93	281
	– USc/s	30	16	88	46	13	254
Headline profit*	– Rm	1 041	411	153	1 452	435	234
	– US$m	129	58	122	191	61	213
Headline earnings per share*	– SAc/s	242	95	155	337	101	234
	– USc/s	30	13	131	44	14	214
Exchange rate	– R/US$	8.10	7.14	13	7.61	7.09	7

* Reported amounts include continuing operations only.

(1) Production statistics for Target 3 and Steyn 2 have been included. These mines were in a build-up phase up to the end of June 2011 and September 2011 respectively, revenue and costs were capitalised. Revenue capitalised includes: Quarter ended December 2011 Target 3, nil (September 2011 – nil) and Steyn 2, nil (September 2011 – 36kg), six months ended December 2011 Target 3, nil (December 2010 – 281kg) and Steyn 2, 36kg (December 2010 – 49kg).

Shareholder information		
Issued ordinary share capital at 31 December 2011		431 312 677
Issued ordinary share capital at 30 September 2011		430 272 715
Market capitalisation		
At 31 December 2011	ZARm	40 975
At 31 December 2011	US$m	5 020
Harmony ordinary share and ADR prices		
12 month high (1 January 2011 – 31 December 2011) for ordinary shares		R115.75
12 month low (1 January 2011 – 31 December 2011) for ordinary shares		R74.77
12 month high (1 January 2011 – 31 December 2011) for ADRs		US$15.57
12 month low (1 January 2011 – 31 December 2011) for ADRs		US$10.56
Free float		
Ordinary shares		100%
ADR ratio		1:1
JSE Limited		HAR
Range for quarter (1 October 2011 – 31 December 2011 closing prices)		R92.64 – R115.75
Average daily volume for the quarter (1 October 2011 – 31 December 2011)		1 184 707 shares
New York Stock Exchange, Inc including other US trading		HMY
Range for quarter (1 October 2011 – 31 December 2011 closing prices)		US$11.34 – US$14.37
Average daily volume for the quarter (1 October 2011 – 31 December 2011)		2 174 204 shares

Harmony's Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and its Annual Report filed on a form 20F with the United States' Securities and Exchange Commission for the year ended 30 June 2011 are available on our website: **www.harmony.co.za**





Forward-looking statements

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts.

These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgment of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macroeconomic monetary policies; and socio-economic instability in the countries in which we operate.

Competent person's declaration

Harmony reports in terms of the South African Code for the Reporting of Exploration results, Mineral Resources and Ore Reserves (SAMREC). Harmony employs an ore reserve manager at each of its operations who takes responsibility for reporting mineral resources and mineral reserves at his operation.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

Reserves and resources South Africa:

Jaco Boshoff, Pri Sci Nat, who has 16 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP).

Reserves and resources PNG:

Stuart Hayward for the Wafi-Golpu mineral resources, Gregory Job for the Golpu mineral reserve, James Francis for the Hidden Valley

mineral resources and Anton Kruger for the Hidden Valley mineral reserve. Messers Job, Francis and Kruger are corporate members of the Australian Institute of Mining and Metallurgy and Mr Hayward is a member of the Australian Institute of Geoscientists. All have relevant experience in the type and style of mineralisation for which they are reporting, and are competent persons as defined by the code.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited and Mr Hayward is a full-time employee of Wafi-Golpu Services Limited. Mr Francis and Mr Kruger are full-time employees of Newcrest Mining Limited (Newcrest). Newcrest is Harmony's joint venture partner in the Morobe Mining Joint Venture on the Hidden Valley mine and Wafi-Golpu project.

Chief Executive Officer's Review

In the second quarter of financial year 2012, Harmony generated a record operating profit of R2 billion (US$257 million) and recorded its 5th consecutive quarter of operating cash flow. These results were achieved due to a continued focus on improving grade quality and controlling costs during a period when the gold price remained strong, but volatile. An interim dividend of ZAR0.40 cents has been declared. Harmony remains focused on its long term strategic goal of achieving sustainable profitability and delivering shareholder value.

Some key financial highlights for the period are listed below:

- Record operating profits of R2.1bn (US$257m);
- Record headline earnings of R1.0bn (US$129m)
  - 155% increase in HEPS at 242 SA cents (30 US cents);
- Gold production up by 5% to 10 718kg (344 592oz)
  - recovery grade increased by 13% at 2.36g/t;
- Cash operating costs reduced by 6% to R249 356/kg (US$958/oz);
- Interim dividend declared of ZAR0.40 per share

Safety

Harmony is committed to improving the safety of its workers with an ultimate target of zero harm to all. It is therefore with regret that I report that seven of our colleagues died in work-related incidents during the quarter. Those who died were: Domingos Chivure (team leader, Evander), Petrus Steyn and Willem Momberg (both proto team members, Evander), Sipho Makhoba (engineering assistant, Kusasalethu), Mzwabantu Wanga (engineering assistant, Evander) and Simiao Macuacua (water jet operator, Kusasalethu) and Tefayo Bhambatha (water jet operator, Tshepong). I would like to extend my deepest condolences to their families, friends and colleagues.

As part of the drive to stop repetitive accidents, risk assessments have been re-emphasized throughout the company. As part of our short term safety strategy more focus will be placed on the prevention of fall of ground, trucks and tramming accidents and the elimination of silicosis. Please see page 4 for more information on safety and health.

Operational review

Gold production increased by 511kg in the December 2011 quarter to 10 718kg, compared to 10 207kg in the September 2011 quarter. The increase in production is mainly due to the following:

- *Tshepong*: grade increased by 23% (4.12g/t to 5.08g/t), tonnes milled increased by 7% from 287 000 tonnes to 306 000 tonnes;
- *Phakisa:* tonnes milled increased by 12% to 126 000 tonnes, with a 12% improvement in grade from 4.65g/t to 5.22g/t in December 2011 quarter;
- *Unisel:* grade increased by 25% from 3.70g/t to 4.62g/t; tonnes milled improved by 9% to 100 000 tonnes;
- *Masimong:* showed a 12% improvement in grade from 3.43g/t in the September 2011 quarter to 3.85g/t in December 2011 quarter;
- *Target 1:* grade improved by 10% from 4.47g/t to 4.91g/t;
- *Steyn 2:* continued to build up production;
- *Target 3:* showed a marked improvement in grade of 26% from 3.09g/t to 3.89g/t in the quarter under review;
- *Hidden Valley:* gold production increased by 3% to 816kg gold while silver production increased by 25% to 8 552kg.

The following operations recorded a decrease in production:

- *Kusasalethu:* safety stoppages (due to two fatal accidents) resulted in a 23% decrease in tonnes milled;
- *Bambanani:* restructuring of the shaft resulted in a decrease of 73% in tonnes milled

Financial performance

Quarter on quarter

Cash operating costs decreased by 6% from R265 288/kg in the September 2011 quarter to R249 356/kg in the past quarter, mainly due to a 5% increase in gold produced.

The gold price received increased by 11% from R396 405/kg in the previous quarter to R438 183/kg in the December 2011 quarter. An increase in production and a higher gold price resulted in revenue increasing by 23% or R891 million.

Total capital expenditure for the December 2011 quarter was R782 million, a 12% (R82 million) increase in comparison to the September 2011 quarter (R700 million). We expect the latter part of the year to be more capital intensive and maintain our expectation of full year capital of R3.7 billion.

Operating profit for the December 2011 quarter increased by R771 million or 59% to R2 077 million, compared to R1 306 million recorded in the September 2011 quarter.

Six months ended December 2011 vs six months ended December 2010

Gold production increased by 2% at 20 925kg in the six months ended December 2011 when compared to the six months ended December 2010. The gold price received increased by 42% from R295 069/kg in the previous period to R418 381/kg in the six months ended December 2011. An increase in production and a higher gold price resulted in revenue increasing by R2 676 million or 44%.

Cash operating costs increased by 15% from R222 787/kg in the six months ended December 2010 to R257 114/kg in the past six months to December 2011, mainly due to increases in electricity and inflation driven costs.

Operating profit for the six months ended December 2011 increased by 123% to R3 383 million, compared to R1 519 million recorded in the December 2010 period.

Optimising our asset portfolio

Evander

On 30 January 2012 Harmony announced that it had signed a sale of shares and claims agreement ("the agreement") with a consortium comprised of Pan African Resources plc ("Pan African") and Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") (the "Consortium"), for the disposal of Harmony's entire interest in Evander Gold Mines Limited (Evander), with effect from the closing date.

The purchase consideration of R1.7 billion, less certain distributions made by Evander to Harmony between 1 April 2012 and the closing date of the Transaction ("Closing Date") will be payable as follows:

- R1.4 billion less certain distributions made by Evander to Harmony between 1 April 2012 and the Closing Date of the Transaction;
- four cash payments of R25 million each, payable quarterly and commencing three months after the Closing Date, amounting to R100 million in the aggregate;

- a further R100 million payable 19 months after the Closing Date, provided the average rand gold price exceeds R410 000 per kg over the preceding 12 months. This payment can be made in either cash or shares (or a combination of both) at the election of the Consortium and should the Consortium elect to make payment wholly or partially in shares, each of Pan African and Wits Gold will issue shares to Harmony in equal value proportions; and

- R100 million payable 31 months after the Closing Date, provided the average rand gold price exceeds R450 000 per kg during the preceding 12 months. This payment can be made in either cash or shares (or a combination of both) at the election of the Consortium and should the Consortium elect to make payment wholly or partially in shares, each of Pan African and Wits Gold will issue shares to Harmony in equal value proportions.

Evander, a wholly owned subsidiary of Harmony, will be sold as a going concern. The Evander operations comprise the Evander 8 shaft which is located in Mpumalanga. Evander also includes several potential development projects namely Rolspruit, Poplar, Evander South and Libra. The disposal of Evander is in line with Harmony's growth strategy, allowing the company to further optimise its asset portfolio. Harmony does not intend spending capital on developing the potential Evander projects and selling the assets to the Consortium creates a new dynamic for junior gold miners in South Africa. The proceeds from the transaction will be used towards funding the development of Wafi-Golpu.

Rand Uranium

A process was initiated during financial year 2011 for the disposal of Rand Uranium (Proprietary) Limited ("Rand Uranium"), of which Harmony held 40%. Gold One International Limited ("Gold One") made a binding offer to acquire 100% of Rand Uranium for a total consideration of US$250 million. The offer was accepted by the shareholders of Rand Uranium. All conditions precedent to the agreement were fulfilled and the transaction was declared unconditional and closed on Friday 6 January 2012 ("Completion Date").

Harmony's portion of the purchase price amounts to approximately US$38 million of which US$24 million was settled in cash on 6 January 2012 realising an amount of R193 million. The balance of US$14 million will be settled in either cash, Gold One ordinary shares, or a combination thereof within 90 days of the Completion Date.

Wafi-Golpu

Pre-feasibility studies are progressing according to schedule. Key strategy milestones were reached in the selection of preferred strategies for mining, underground access, processing, port and power infrastructure. This has allowed work to commence on detailed engineering, cost estimates and schedules for procurement and construction for early works. At the end of the December 2011 quarter, seven drill rigs were operating with six engaged on extension of the Golpu orebody to the north and infill of deeper sections. One drill continued with geotechnical investigation drilling along the access decline route.

Given the early stage of orebody knowledge and evaluation of mining options the access strategy has been developed to preserve maximum flexibility to accommodate changes in orebody shape and mining sequence.

Gold market

The gold price has posted its tenth straight year of gains since 2001 and benefitted from the global economic uncertainty that prevailed throughout calendar year 2011. Gold continues to prove itself as a currency and store of wealth. Investors in Harmony have complete exposure to the spot gold price, as the company does not hedge its gold.

During the past quarter, the gold price received increased by 11% from R396 405/kg in the September 2011 quarter to R438 183/kg in the December 2011 quarter. At the current price our margins therefore remain strong. We remain bullish on the gold price and it is our view that the gold price in dollar terms will continue to strengthen, as the fundamentals that drove the gold price up are still in place and the global financial markets have not yet stabilised. We expect that gold will reach an average price of $1 850/oz for calendar year 2012 and we may even see it as high as $2 000/oz later this year.

Dividend

We are very pleased to declare an interim dividend of ZAR0.40 cents. The Board of Harmony believes that the upswing in the gold price and the company's results warrant an interim dividend.

Conclusion

During the quarter our Financial Director, Hannes Meyer, was approached by a Canadian mining company, and he will be leaving us on 14 March 2012. Frank Abbott who joined Harmony in 1994 as a member of the board and who held various executive and non-executive roles, has been appointed as Financial Director effective 7 February 2012. We wish both Hannes and Frank well with their new responsibilities.

As our growth projects come on stream, and our existing mines operate to tailored business plans, we remain confident of reaching our long-term targets.

**Graham Briggs
Chief Executive Officer**

Safety and health

Safety

The past quarter's safety performance was very disappointing, with seven fatalities being recorded. This resulted in the 2012 year to date fatal injury frequency rate (FIFR) deteriorating to 0.20 compared to 0.17 in 2011. Common management system failures that have been identified are risk management and change management. As part of the drive to stop repetitive accidents, risk assessments have been re-emphasised throughout the company.

The lost time injury frequency rate (LTIFR) showed an improvement from the previous quarter to 7.99. A single digit figure was recorded for the 13th consecutive quarter. This is encouraging and proves that the foundation of the safety improvements over the last five years is still intact.

As part of our short term safety strategy more focus will be placed on the prevention of fall of ground, trucks and tramming accidents and the elimination of silicosis. The implementation of the Harmony Ground Control Strategy and ensuring full compliance to the Rail Bound Code of Practice will ensure a reduction of incidents and accidents as a result of these agencies in the short term.

The first step towards a more sustainable safety performance is to improve our safety management framework. IRCA Global – an internationally recognised company with expertise in the field of safety, health, environmental and quality management – was contracted to do a gap audit against international standards of Harmony's South African operations. The common critical shortcomings identified during the audit were in the following areas of safety management:

• Risk assessments;

• Management of change;

• Technical planning;

• Management of close out actions;

• Leadership controls.

There were also operations that showed remarkable improvement in safety trends during the past six months. Target 1 and 3, Bambanani, Phakisa, Doornkop and Kalgold showed good improvements and are also fatality free for the year to date.

Financial overview

Operating profit

Operating profit increased by 59% to R2.1 billion in the December 2011 quarter, with an increase in revenue being the main contributor.

Revenue

The increase in revenue from R3.9 billion to R4.8 billion is due to an 11% increase on the R/kg gold price received (R396 405/kg to R438 183/kg) and an 11% increase in gold sold.

Cost of sales

Production cost is slightly higher at R2 743 million. Cash operating cost decreased by R26 million, but gold inventory movement caused an increase of R146 million, resulting in the overall 5% increase.

Net gain/(loss) on financial instruments

The fair value of the Nedbank Equity Linked Deposits, held by the Environmental Trusts, is linked to the equity market. During the quarter equity markets increased, resulting in the gain of R67 million.

Taxation

The taxation expense for the December quarter increased to R270 million and comprise current taxation of R58 million and deferred taxation of R212 million. Many mines in the group have redeemed capital allowances against taxable income, resulting in the low current tax expense, but a higher deferred tax expense.

Earnings per share

Basic earnings per share increased from 111 SA cents to 243 SA cents per share. Headline earnings per share increased from earnings of 95 SA cents per share to 242 SA cents per share.

Property, plant and equipment

Capital expenditure for the quarter increased from R700 million to R782 million.

Health

The health and wellness of our workforce is as vital as their safety and serves as a key component to our on-going business success. We continue to review and improve our policies, procedures and process to ensure a better quality of life for our employees.

Our employees are our biggest asset and therefore we acknowledge the joint responsibility to ensure their optimal health and well-being. We are committed to improving the wellness of our people which include their physical, emotional, developmental and occupational needs amongst others.

See our 2011 Sustainable Development Report for more details on our website www.harmony.co.za.

Trade and other receivables (current)

Trade and other receivables increased by R255 million quarter on quarter to R1 131 million, with the annual insurance pre-payment and self-insurance fund contributions contributing to R220 million of the increase.

Borrowings

Borrowings decreased by R701 million to R1 314 million, mainly as a result of a re-payment on the Rand Nedbank facilities. The group's Rand revolving credit facility of R850 million is fully repaid and remains available until the end of 2013.

Notice of cash dividend

Dividend No. 83 of 40 cents per ordinary share, being an interim dividend for the half year ended 31 December 2011, has been declared payable on Monday, 12 March 2012 to those shareholders recorded in the books of the company at the close of business on Friday, 9 March 2012. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company`s transfer secretaries or registrar not later than Friday, 2 March 2012.

Last date to trade ordinary shares *cum* dividend	Friday, 2 March 2012
Ordinary shares trade *ex* dividend	Monday, 5 March 2012
Currency conversion date in respect of the UK own name shareholders	Monday, 5 March 2012
Record date	Friday, 9 March 2012
Payment date	Monday, 12 March 2012

No dematerialisation or rematerialisation of share certificates may occur between Monday, 5 March 2012 and Friday, 9 March 2012, both dates inclusive, nor may any transfers between registers take place during this period.

Operational overview

GROUP OPERATIONAL RESULTS

Indicator	Units	December 2011	September 2011	% variance
Tonnes	**000**	4 542	4 870	(7)
Grade	**g/t**	2.36	2.09	13
Gold produced	**Kg**	10 718	10 207	5
Cash operating costs	**R/kg**	249 356	265 288	6
Operating profit	**R'000**	2 077 067	1 306 437	59

Recovery grade saw a significant improvement of 13% to 2.36g/t quarter on quarter. Initiatives to improve the recovery grade included:

• mining higher quality panels to increase the average mining grade;

• control or minimise dilution: stoping width control and control on cross tramming where reef and waste is separated;

• clean mining: minimise off reef and get sweepings done as soon as possible.

Quarter on quarter production was 5% higher at 10 718kg – a result of management focusing on producing quality ounces, rather than merely focusing on increasing tonnes milled.

Cash operating cost improved by 6%, mainly due to higher gold production and lower summer electricity tariffs.

A record operating profit of R2.1 billion was generated during the December quarter, attributable to the higher gold production and the favourable gold price received of R438 183/kg.

BUILD-UP AND STEADY OPERATIONS

Doornkop

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	232	277	(16)
Grade	g/t	3.87	3.13	24
Gold produced	Kg	897	866	4
Cash operating costs	R/kg	237 007	270 487	12
Operating profit	R'000	179 225	118 607	51

During the past quarter Doornkop continued with its production success. An increase in recovery grade of 24% to 3.87g/t resulted in higher production at 897kg during the quarter. The 16% decrease in tonnes quarter on quarter is due to the now depleted stockpile, which inflated volumes in the September 2011 quarter.

Cash operating costs decreased by 12% to R237 007/kg due to higher gold output and lower electricity rates at both the shaft and plant.

The higher R/kg gold price together with increased production and a decrease in cash operating costs, resulted in a 51% increase in operating profit to R179 million for the quarter.

Kusasalethu

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	256	331	(23)
Grade	g/t	4.95	4.69	6
Gold produced	Kg	1 268	1 554	(18)
Cash operating costs	R/kg	283 053	239 336	(18)
Operating profit	R'000	198 948	239 736	(17)

Two fatalities at Kusasalethu, resulted in safety stoppages of 12 days in total, which negatively impacted on production with tonnes milled being 23% lower than the previous quarter at 256 000 tonnes.

Lower volumes resulted in cash operating costs increasing by 18% to R283 053/kg. Despite lower production at 1 268kg, the gold price assisted Kusasalethu in recording an operating profit of R199 million.

Phakisa

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	126	113	12
Grade	g/t	5.22	4.65	12
Gold produced	Kg	658	526	25
Cash operating costs	R/kg	299 804	364 804	18
Operating profit	R'000	93 819	18 194	416

Phakisa increased its gold production by 25% to 658kg for the fourth consecutive quarter. The increase in gold production is due to increase in both tonnes milled at 126 000 t and a 12% improvement in recovery grade to 5.22g/t.

Cash operating costs decreased by 18% to R299 804/kg, mainly due to increased gold production.

Cost control and increased volumes resulted in a 416% increase in operating profit to R94 million.

Hidden Valley (held in Morobe Mining Joint Venture – 50% of attributable production reflected)

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	474	415	14
Grade	g/t	1.72	1.91	(10)
Gold produced	Kg	816	792	3
Cash operating costs	R/kg	268 500	206 563	(30)
Operating profit	R'000	188 062	115 633	63

Hidden Valley recorded a 3% increase in gold production to 816kg when compared to the previous quarter and a decrease in recovery grade at 1.72g/t. Milled tonnes were 14% higher than the previous quarter due to the re-commissioning of the overland conveyor during September 2011 which increased the capacity of the materials handling system.

Cash operating costs increased due to overland conveyor maintenance costs, maintenance cost on trucks and increased processing consumables. Silver production, treated as a credit to cash costs, increased with 25% quarter on quarter at 8 552kg, but the effect was offset by a 20% decrease in silver prices during the quarter.

An operating profit of R188 million was recorded, which represents a 63% improvement quarter on quarter.

Masimong

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	232	232	–
Grade	g/t	3.85	3.43	12
Gold produced	Kg	894	796	12
Cash operating costs	R/kg	240 999	277 340	13
Operating profit	R'000	178 560	99 157	80

Masimong's tonnes milled remained flat quarter on quarter at 232 000t. An improvement in the plant call factor contributed to a 12% increase in the recovery grade at 3.85g/t, which resulted in a higher gold production of 894kg gold quarter on quarter.

The reef ore pass system at Masimong need to be replaced and therefore a new ore pass system between two levels will be developed. Until such time as the new ore pass is completed, reef and waste will be mixed and may affect the grade in the short term.

Cash operating costs were well controlled. Higher gold production and a decrease in electricity costs resulted in a 13% improvement in cash operating costs at R240 999/kg for the quarter.

A higher gold price, increased production and cost control resulted in an 80% increase in the operating profit at R179 million.

Target 1

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	208	210	(1)
Grade	g/t	4.91	4.47	10
Gold produced	Kg	1 021	939	9
Cash operating costs	R/kg	202 816	223 578	9
Operating profit	R'000	240 255	160 102	50

Target 1 continues to increase its production. Although tonnes milled was mainly flat quarter on quarter at 208 000t, the recovery grade increased by 10% to 4.91g/t resulting in an increase in production of 9% to 1 021kg.

Cash operating costs decreased by 9% to R202 816/kg, making it the second lowest producer in the company.

Operating profit at Target 1 increased by 50% to R240 million, supported by the higher gold price received and increased production.

Target 3

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	76	78	(3)
Grade	g/t	3.89	3.09	26
Gold produced	Kg	296	241	23
Cash operating costs	R/kg	350 851	444 100	21
Operating profit/(loss)	R'000	24 174	(12 501)	293

Target 3 increased its gold production by 23% to 296kg, mainly due to an improvement of 26% in recovery grade at 3.89g/t. The recovery grade improved due to reduced stoping width in the Elsburg-, Basal- and B reef, as well as halting non-critical development ends.

Cash operating costs decreased by 21% to R350 851/kg, largely due to higher gold production. Higher gold prices and lower cash costs resulted in operating profit increasing by more than 100% to R24 milion.

Tshepong

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	306	287	7
Grade	g/t	5.08	4.12	23
Gold produced	Kg	1 555	1 183	31
Cash operating costs	R/kg	203 708	263 276	23
Operating profit	R'000	371 743	161 493	130

Tonnes milled increased by 7%, combined with a higher recovery grade of 5.08g/t, resulted in a 31% increase in gold production to 1 555kg quarter on quarter. The higher recovery grade is due to an increased focus on clean mining during the December 2011 quarter.

Cash operating costs improved by 23% to R203 708/kg mainly due to increased gold output.

A higher gold price received during the quarter and higher production resulted in an operating profit of R372 million, which represents an increase of more than 100% when compared to the September 2011 quarter.

OTHER OPERATIONS

Bambanani

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	25	92	(73)
Grade	g/t	8.56	5.02	71
Gold produced	Kg	214	462	(54)
Cash operating costs	R/kg	564 808	437 706	(29)
Operating loss	R'000	(30 458)	(25 696)	(19)

The December 2011 quarter was the first full quarter since the closure of the sub-shaft. The focus in the past quarter has been on developing the shaft pillar. As a result only 25 000t were milled with a 71% improvement in recovered grade at 8.56g/t.

Lower gold production at 214kg resulted in the cash operating unit costs increasing by 29% quarter on quarter.

As the restructuring nears completion and capital is spent on extracting the shaft pillar we believe that production results at Bambanani will improve.

Steyn 2

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	15	n/a	100
Grade	g/t	7.53	n/a	100
Gold produced	Kg	113	36	214
Cash operating costs	R/kg	337 593	n/a	100
Operating profit/(loss)	R'000	13 010	n/a	100

The December 2011 quarter marks Steyn 2's first commercial production quarter producing 113kg. This represents a 214% increase quarter on quarter, with 15 000t milled at a recovery grade of 7.53g/t.

Cash operating costs at R337 593/kg and an operating profit of R13 million for the quarter were recorded.

West shaft is currently being refurbished to serve Steyn 2 and Bambanani in transporting rock, material and people.

Evander

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	117	123	(5)
Grade	g/t	7.19	6.94	4
Gold produced	kg	841	854	(2)
Cash operating costs	R/kg	214 379	208 597	(3)
Operating profit/(loss)	R'000	183 652	154 944	19

Tonnes milled were negatively impacted by safety stoppages, with a 5% decrease quarter on quarter at 117 000t. Recovered grade improved by 4% to 7.19g/t due to an improvement in face grade. Gold production decreased slightly by 2% to 841kg, when compared to the previous quarter.

Operating profit was 19% higher at R184 million due to a higher gold price received.

The cash operating costs were well controlled during the quarter with only a 3% increase at R214 379/kg despite the lower gold production.

Joel

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	150	147	2
Grade	g/t	4.85	4.70	3
Gold produced	kg	727	691	5
Cash operating costs	R/kg	199 586	202 729	2
Operating profit	R'000	178 690	134 010	33

Joel built on its success of the previous quarter by increasing its tonnes milled by 2% to 150 000 tonnes and improving its recovered grade by 3% to 4.85g/t, resulting in higher gold production quarter on quarter at 727kg. The recovery grade improvement is attributable to increased vamping activities during the quarter as well as increased belt- and development grades.

The cash operating cost of R199 586/kg is currently the lowest in the company and improved mainly due to higher gold production and summer electricity tariffs. Higher production, lower costs and a higher gold price received resulted in an operating profit of R179 million, 33% more than the previous quarter.

Unisel

Indicator	Units	December 2011	September 2011	% variance
Tonnes milled	000	100	92	9
Grade	g/t	4.62	3.70	25
Gold produced	Kg	462	340	36
Cash operating costs	R/kg	276 102	360 400	23
Operating profit	R'000	77 308	15 341	404

Unisel had a good quarter, with tonnes milled being 9% higher at 100 000t and a 25% increase in recovery grade at 4.62g/t. The improvement in grade is due to higher Basal reef values mined combined with increases in the belt- and face grades.

Gold production increased by 36% to 462kg compared to the September quarter, resulting in a 23% decrease in cash operating costs to R276 102/kg.

Unisel's operating profit multiplied fivefold to R77 million due to the higher gold price received in conjunction with increased production.

TOTAL SOUTH AFRICAN SURFACE OPERATIONS

Indicator	Units	December 2011	September 2011	% variance
Tonnes	**000**	2 225	2 473	(10)
Grade	**g/t**	0.43	0.37	16
Gold produced	**Kg**	956	927	3
Cash operating costs	**R/kg**	240 183	263 671	9
Operating profit	**R'000**	180 079	127 417	41

Surface sources increased its gold production by 3% to 956kg for the quarter by increasing the recovery grade to 0.43g/t. Increases in recovery grade were mainly from the Kalgold and Phoenix tailings.

Operating profits generated by surface sources amounted to R180 million, a 41% increase quarter on quarter.

Cash operating costs quarter on quarter decreased by 9% to R240 183/kg due to higher gold production despite less tonnes (less tailings tonnage from Phoenix) treated during the quarter.

Kalgold

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	331	364	(9)
Grade	g/t	0.82	0.74	11
Gold produced	Kg	273	270	1
Cash operating costs	R/kg	268 462	337 615	20
Operating profit	R'000	41 495	20 401	103

The operating profit at Kalgold doubled during the quarter at R41 million, supported by a higher gold price, a marginal increase in gold production to 273kg and a lower cash operating cost of R268 462/kg. Kalgold managed to decrease its cash operating costs during the quarter mainly due to the run of mine stockpile which is handled as a credit to cash costs.

The tonnes milled for the quarter decreased by 9% to 331 000t countered positively by an 11% increase in recovery grade to 0.82g/t. Kalgold plant throughput remains a constraint due to maintenance on the C Mill. Furthermore the stock pile increased as a result of the breakdown of the pre-primary crusher. This crusher has been removed from site to be repaired by May 2012.

Phoenix (tailings)

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	1 085	1 365	(21)
Grade	g/t	0.19	0.16	19
Gold produced	Kg	207	215	(4)
Cash operating costs	R/kg	236 551	235 051	(1)
Operating profit	R'000	39 457	34 773	13

Phoenix's recovery grade improved by 19% to 0.19g/t compared to the previous quarter, mainly due to improved dissolution when pre-oxidation was implemented in the delivery pipes from the feed sources to the plant.

Operating profit increased to R39 million despite a 4% decrease in gold production at 207kg and a marginal increase in cash operating unit cost to R236 551/kg.

Surface dumps

Indicator	Units	December 2011	September 2011	% variance
Tonnes	000	809	744	9
Grade	g/t	0.59	0.59	–
Gold produced	Kg	476	442	8
Cash operating costs	R/kg	225 544	232 423	3
Operating profit	R'000	99 127	72 243	37

Treatment of tonnes at the surface dumps increased by 9% to 809 000t and resulted in an 8% increase in gold production to 476kg, whilst the grade remained static for the quarter.

An operating profit of R99 million was generated due to higher gold production, a higher gold price received and a slight decrease of 3% in cash operating cost to R225 544/kg.

Development

The main purpose of development is to explore the possibilities of future mining operations.

A development programme is vital in the life of a mine. The on-reef development on a shaft is an indication of the grades that will be mined in future. Important information is derived, such as expected geological structures, dip of the ore body and the channel width.

Depending on the shaft layout – such as raise line length and spacing – ledging and stoping will take place in approximately 18 to 36 months after on-reef development.

Therefore the target areas for development are extremely important to prove the existence of ore of sufficient mineral content to mine profitably and to continuously upgrade the resources to reserves.

Mineral reserves block grades vs development grades


3,500
3,000
2,500
2,000
1,500
1,000
500
0
Cmg/t
TSHEPONG
PHAKISA
BAMBANANI
DOORNKOP
KUSASALETHU
TARGET
MASIMONG
EVANDER
VIRGINIA
JOEL
Mineral Reserves Block Grade (cmg/t)
Rolling 4 Quarter ave Dev Grade (cmg/t)
Current Quarter ave Dev Grade (cmg/t)

Note: The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.

Doornkop

There was a slight decrease in the development grade during the current quarter which is in line with expectations. More on-reef attacking ends have also been established during the quarter which will enable us to develop more South Reef raises during the next quarter.

Kusasalethu

The quarter on quarter development grade has improved and continues to return grades that are in line with the overall ore body grade and as predicted for the areas that are being developed.

Phakisa

There was further progress with the development towards the north which returned good grades as expected. However during the quarter under review, the overall development grades reduced compared to the previous quarter due to lower grades intercepted in the development ends towards the South of the shaft.

Masimong

Basal reef and B reef development grades remained below expectations for the quarter. On the Basal reef the reason for lower grade is due to lower values still intercepted in the development to the south of the mine. On the B reef the grades were negatively impacted by two high grade drives not being developed due to overstoping taking place on top of the travelling ways that service these areas.

Target (narrow reef mining)

Quarter on quarter there was a decrease in development grades of the narrow reef mining section at Target 1 due to the very erratic nature of the specific area being developed. At Target 3 there is still an encouraging improvement in both the meters developed and the development grade quarter on quarter. Basal reef development also commenced during this quarter.

Tshepong

There was an improvement in both the Basal reef and B reef development grades quarter on quarter. The development focus at Tshepong remains the development of new and existing raise lines on the Basal reef in the higher grade decline area where most of the future mining at the mine will take place.

Bambanani

Most of the development is taking place in the shaft pillar where the development grade still remains above 3 000cmg/t, which is in line with expectations of this high grade shaft pillar.

Evander 8

There was an improvement in the quarter on quarter development grade. The reserve at Evander is now made up of the Kinross payshoot in the decline area of the mine where the grades in the raise lines being developed remained in line with expectations.

Joel

The development grades at Joel remained above the reserve grade with an improvement in the development grade quarter on quarter.

Unisel

At Unisel, the development grade of the Basal reef is in line with expectations, while the leader reef grade was better than expected. In the decline area the Middle reef and Basal reef separation is less than one metre and they are being developed jointly and will be mined as such. This development is currently showing very encouraging grades.

Exploration

International (Papua New Guinea)

Morobe Mining Joint Venture (50% Harmony)

Wafi-Golpu

The pre-feasibility study for Wafi-Golpu continued in line with the planned schedule during the quarter. Ramp up of the drilling activities continued as planned, with the 7th rig now fully operational. The additional drilling is focused upon collection of geotechnical data to support the mine design and assessment of mine access options. Metallurgical test-work programmes continued to confirm excellent recoveries and product grades. Early construction activities are focused on expansion and improvement of the existing accommodation facilities with over 200 people now on site and engaged in exploration and early works.

Construction and upgrade of the road to the proposed site continued during the quarter and stakeholder engagement with the community, landowners and various government agencies is ongoing. The pre-feasibility study remains on schedule for completion in the first half of calendar 2012.


PLAN VIEW
WR315 (reported previously)
525m @ 0.34g/t Au, 0.08% Cu
incl. 94m @ 0.8g/t Au, 0.2% Cu
OPEN
Miapilli Porphyry
WR406(2)
961m @ 1.39g/t Au, 1.37% Cu
Drillhole in Progress
WR408
WR414
WR406
Golpu(1)
19.3Moz Au
9.0Mt Cu
21,000mN
4400mRL profile
Nambonga(1)
1.0Moz Au
Diatreme
Wafi(1)
6.2Moz Au
20,000mN
NORTH
500 m
20,000mE

Figure 1. Golpu

(1) Refer www.harmony.co.za for Statement of Mineral Resources and Ore Reserves to 30 June 2011. Resource figures quoted on 100% basis.

(2) Partial result reported in previous quarter. Re-reported final result.

Note: Cu = copper; Au= gold

The exploration programme at Wafi-Golpu continued on three fronts, including step out drilling targeting additional growth of the known mineralised system, drilling to support the ongoing pre-feasibility study, and the search for new porphyry deposits within the 17km long Wafi Transfer Zone. Significant step out results include:

- WR406 961m @ 1.37% Cu, 1.39g/t Au from 958m including 199m @ 2.57% Cu,2.87g/t Au from 1 286m
- WR414 142m @ 0.34% Cu, 0.09g/t Au from 1 278m and 94m @ 0.34% Cu, 0.16g/t Au from 1 434m

The higher grade porphyry intercept seen in WR406 (partially reported in previous quarter) is located below the previously reported very high grade intercept in WR377 and demonstrates that these higher grades persist at depth and remain open in that direction.

Drill testing of the highly prospective Wafi Transfer Zone will commence during the next quarter. Targets include the Kesiago, Mt Tonn and Zimake prospects.

Figure 2. Wafi transfer zone


PLAN VIEW
Zimake
Bavaga
Wafi-Transfer Zone
10km
Babwaf Conglomerate
Zenapu
Miapilli
Nambonga
Wafi
Golpu
Hekeng
Kesiago
Pekumbe
Mt Tonn
2011 WAFI-GOLPU RESOURCE(1)
26.6Moz Au & 9.0Mt Cu
NORTH
4 km
Copper/gold target area

(1) Refer *www.harmony.co.za* for Statement of Mineral Resources and Ore Reserves to 30 June 2011. Resource figures quoted on 100% basis.

Hidden Valley district exploration

The exploration programme at Hidden Valley targeted incremental growth in and around the Hidden Valley, Kaveroi and Hamata deposits. The search for new deposits within trucking distance of the processing plant was also ongoing.

At Hidden Valley, drilling confirmed the continuity of the higher grade mineralisation of the Hidden Valley and Kaveroi lodes with the following significant results drilled this quarter:

- HVDD112 30m @ 6.4g/t Au from 405m
- HVDD113A 28m @ 4.2g/t Au from 551m
- HVDD118 30m @ 3.1g/t Au from 374m
- HVDD119 27m @ 2.5g/t Au from 309m and 11m @ 3.9g/t Au from 342m and 29m @ 5.2g/t Au from 359m

Results from drill testing of the Hamata deposit confirm the presence of mineralisation down dip of the current inferred resource boundary. Significant intersections include:

- HMDD012 18m @ 2.7g/t Au from 38m
- HMDD013 10m @ 7.8g/t Au from 188m and 28m @ 2.7g/t Au from 254m

Regionally, drill testing of the Heyu Prospect located 4km northwest of the Hidden Valley mine commenced during the quarter. The programme is designed to test a series of geochemical anomalies located within a highly prospective structural setting.

PNG Exploration (Harmony 100%)

Mt Hagen project (el1611 & el1596)

Exploration work at Mt Hagen focused on drill testing at the Kurunga Intrusive Complex (KIC) at both Penamb and Bakil prospects with a total of 1 778m drilled.

Bakil Prospect (EL1611)

At the Bakil drilling comprised one hole for 723m (BKDD002). The hole was designed to test at depth below an intense pervasive zone of albite alteration. Geology encountered in the hole included a range of intrusive units with localised zones of faulting and brecciation. Pervasive albite (sodic) alteration is overprinted in zones by variable propylitic (chlorite, carbonate, epidote, hematite). No significant mineralisation was noted in the geology logs. Assays are pending.

Penamb Prospect (EL1596)

The Penamb Prospect is located approximately 5km SE of Kurunga and approximately 40km NE of Mt Hagen, within the WNW trending Maramuni Arc. Mapping and drilling to date indicates potential for porphyry Cu – Mo ± Au system that is characterised by multiple intrusive, alteration and mineralising events. The surface expression of this system is 600 x 500m.

Initial results reported Q1 included:

- PNDD001 285m @ 0.1% Cu, 83 Mo from 63m

Results received during the quarter have also been highly encouraging with PNDD002 returning:

- PNDD002 144m @ 0.1% Cu, 27ppm Mo from 32m 190m @ 0.1% Cu, 47ppm Mo from 193m

A third hole, PNDD003 is currently in progress to test the potential for potassic alteration and mineralisation at depth below PNDD001 (refer Figure 2). Broad low grade intervals of Cu – Mo mineralisation (similar to initial holes) are already evident in the drill core obtained to date.





RESULTS FOR THE SECOND QUARTER FY12 AND SIX MONTHS ENDED 31 DECEMBER 2011

Operating results (Rand/Metric) (US$/Imperial)

			Underground production – South Africa													Surface production – South Africa								
		Three months ended	Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2[1]	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Inter-national Other	Harmony Total
Ore milled – t'000		Dec-11	25	232	117	150	256	232	126	15	208	76	306	100	1 843	331	1 085	809	2 225	–	4 068	474	–	4 542
		Sep-11	92	277	123	147	331	232	113	–	210	78	287	92	1 982	364	1 365	744	2 473	–	4 455	415	–	4 870
Gold produced – kg		Dec-11	214	897	841	727	1 268	894	658	113	1 021	296	1 555	462	8 946	273	207	476	956	–	9 902	816	–	10 718
		Sep-11	462	866	854	691	1 554	796	526	36	939	241	1 183	340	8 488	270	215	442	927	–	9 415	792	–	10 207
Gold produced – oz		Dec-11	6 880	28 839	27 039	23 374	40 767	28 743	21 155	3 633	32 826	9 517	49 994	14 854	287 621	8 777	6 655	15 304	30 736	–	318 357	26 235	–	344 592
		Sep-11	14 854	27 843	27 457	22 216	49 962	25 592	16 911	1 157	30 190	7 748	38 034	10 931	272 895	8 681	6 912	14 211	29 804	–	302 699	25 463	–	328 162
Yield – g/tonne		Dec-11	8.56	3.87	7.19	4.85	4.95	3.85	5.22	7.53	4.91	3.89	5.08	4.62	4.85	0.82	0.19	0.59	0.43	–	2.43	1.72	–	2.36
		Sep-11	5.02	3.13	6.94	4.70	4.69	3.43	4.65	–	4.47	3.09	4.12	3.70	4.26	0.74	0.16	0.59	0.37	–	2.11	1.91	–	2.09
Cash operating costs – R/kg		Dec-11	564 808	237 007	214 379	199 586	283 053	240 999	299 804	337 593	202 816	350 851	203 708	276 102	248 591	268 462	236 551	225 544	240 183	–	247 779	268 500	–	249 356
		Sep-11	437 706	270 487	208 597	202 729	239 336	277 340	364 804	–	223 578	444 100	263 276	360 400	270 969	337 615	235 051	232 423	263 671	–	270 247	206 563	–	265 288
Cash operating costs – $/oz		Dec-11	2 170	910	824	767	1 087	926	1 152	1 297	779	1 348	783	1 061	955	1 031	909	866	923	–	952	1 031	–	958
		Sep-11	1 907	1 178	909	883	1 043	1 208	1 589	–	974	1 935	1 147	1 570	1 180	1 471	1 024	1 013	1 149	–	1 177	900	–	1 156
Cash operating costs – R/tonne		Dec-11	4 835	916	1 541	967	1 402	929	1 566	2 543	996	1 366	1 035	1 276	1 207	221	45	133	103	–	603	462	–	588
		Sep-11	2 198	846	1 448	953	1 124	952	1 698	–	1 000	1 372	1 085	1 332	1 156	250	37	138	99	–	569	394	–	554
Gold sold – kg		Dec-11	218	911	818	749	1 201	910	670	115	1 040	302	1 583	471	8 988	274	201	471	946	–	9 934	1 066	–	11 000
		Sep-11	457	860	841	710	1 462	786	520	36	927	238	1 170	336	8 343	269	223	448	940	–	9 283	665	–	9 948
Gold sold – oz		Dec-11	7 009	29 289	26 299	24 081	38 613	29 257	21 541	3 697	33 437	9 710	50 895	15 143	288 971	8 809	6 462	15 143	30 414	–	319 385	34 273	–	353 658
		Sep-11	14 693	27 650	27 039	22 827	47 004	25 270	16 718	1 157	29 804	7 652	37 616	10 803	268 233	8 649	7 170	14 404	30 223	–	298 456	21 380	–	319 836
Revenue (R'000)		Dec-11	96 114	398 020	357 866	328 950	523 510	401 168	295 476	50 584	455 504	132 145	698 006	207 517	3 944 860	120 867	88 082	205 430	414 379	–	4 359 239	460 778	–	4 820 017
		Sep-11	175 069	348 165	329 960	282 825	575 039	314 230	205 781	–	366 466	92 696	466 248	135 929	3 292 408	108 833	89 235	179 650	377 718	–	3 670 126	259 038	–	3 929 164
Cash operating costs (R'000)		Dec-11	120 869	212 595	180 293	145 099	358 911	215 453	197 271	38 148	207 075	103 852	316 766	127 559	2 223 891	73 290	48 966	107 359	229 615	–	2 453 506	219 096	–	2 672 602
		Sep-11	202 220	234 242	178 142	140 086	371 928	220 763	191 887	–	209 940	107 028	311 456	122 536	2 290 228	91 156	50 536	102 731	244 423	–	2 534 651	163 598	–	2 698 249
Inventory movement (R'000)		Dec-11	5 703	6 200	(6 079)	5 161	(34 349)	7 155	4 386	(574)	8 174	4 119	9 497	2 650	12 043	6 082	(341)	(1 056)	4 685	–	16 728	53 620	–	70 348
		Sep-11	(1 455)	(4 684)	(3 126)	8 729	(36 625)	(5 690)	(4 300)	–	(3 576)	(1 831)	(6 701)	(1 948)	(61 207)	(2 724)	3 926	4 676	5 878	–	(55 329)	(20 193)	–	(75 522)
Operating costs (R'000)		Dec-11	126 572	218 795	174 214	150 260	324 562	222 608	201 657	37 574	215 249	107 971	326 263	130 209	2 235 934	79 372	48 625	106 303	234 300	–	2 470 234	272 716	–	2 742 950
		Sep-11	200 765	229 558	175 016	148 815	335 303	215 073	187 587	–	206 364	105 197	304 755	120 588	2 229 021	88 432	54 462	107 407	250 301	–	2 479 322	143 405	–	2 622 727
Operating profit/(loss)* (R'000)		Dec-11	(30 458)	179 225	183 652	178 690	198 948	178 560	93 819	13 010	240 255	24 174	371 743	77 308	1 708 926	41 495	39 457	99 127	180 079	–	1 889 005	188 062	–	2 077 067
		Sep-11	(25 696)	118 607	154 944	134 010	239 736	99 157	18 194	–	160 102	(12 501)	161 493	15 341	1 063 387	20 401	34 773	72 243	127 417	–	1 190 804	115 633	–	1 306 437
Operating profit/(loss)* ($'000)		Dec-11	(3 762)	22 134	22 681	22 069	24 570	22 053	11 587	1 607	29 672	2 985	45 910	9 548	211 054	5 125	4 873	12 242	22 240	–	233 294	23 226	–	256 520
		Sep-11	(3 599)	16 611	21 702	18 768	33 578	13 888	2 548	–	22 424	(1 751)	22 619	2 148	148 936	2 857	4 869	10 118	17 844	–	166 780	16 195	–	182 975
Capital expenditure (R'000)		Dec-11	44 077	74 560	50 650	14 891	113 165	71 643	75 129	21 791	65 439	24 060	76 287	17 935	649 627	20 563	5 088	897	26 548	8 350	684 525	53 176	44 688	782 389
		Sep-11	43 790	64 717	37 580	13 227	97 564	50 101	73 938	32 907	62 600	11 899	58 700	15 689	562 712	9 635	63	12 647	22 345	5 771	590 828	39 937	69 337	700 102
Capital expenditure ($'000)		Dec-11	5 444	9 208	6 255	1 839	13 976	8 848	9 279	2 691	8 082	2 971	9 422	2 215	80 230	2 540	628	111	3 279	1 031	84 540	6 567	5 519	96 626
		Sep-11	6 133	9 064	5 263	1 853	13 665	7 017	10 356	4 609	8 768	1 667	8 222	2 197	78 814	1 349	9	1 771	3 129	808	82 751	5 594	9 711	98 056

* Operating profit is comparable to the term production profit in the segment report in the financial statement and not to the operating profit line item in the income statement.

[1] Steyn 2 started production during the December 2011 quarter. Previously revenue and costs were capitalised.

CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)

Figures in million	Note	Quarter ended 31 December 2011 (Unaudited)	Quarter ended 30 September 2011 (Unaudited)	Quarter ended 31 December 2010 (Unaudited)	Six months ended 31 December 2011	Six months ended 31 December 2010	Year ended 30 June 2011 (Audited)
Continuing operations							
Revenue		4 820	3 929	2 990	8 749	6 073	12 445
Cost of sales	2	(3 337)	(3 192)	(2 506)	(6 529)	(5 501)	(11 615)
Production costs		(2 743)	(2 623)	(2 123)	(5 366)	(4 554)	(9 170)
Amortisation and depreciation		(528)	(475)	(442)	(1 003)	(868)	(1 776)
Impairment of assets		–	–	–	–	–	(264)
Employment termination and restructuring costs		(17)	(34)	(54)	(51)	(132)	(158)
Other items		(49)	(60)	113	(109)	53	(247)
Gross profit		**1 483**	**737**	**484**	**2 220**	**572**	**830**
Corporate, administration and other expenditure		(90)	(84)	(96)	(174)	(190)	(354)
Social investment expenditure		(14)	(15)	(23)	(29)	(39)	(84)
Exploration expenditure		(99)	(97)	(76)	(196)	(175)	(353)
Profit on sale of property, plant and equipment		4	26	1	30	17	29
Other income/(expenses) – net		24	18	6	42	(48)	(24)
Operating profit		**1 308**	**585**	**296**	**1 893**	**137**	**44**
Loss from associates		–	–	(19)	–	(27)	(51)
Reversal of impairment/(impairment) of investment in associate	3	2	48	–	50	–	(142)
Net gain/(loss) on financial instruments		67	(26)	78	41	389	141
Gain on farm-in option		–	–	–	–	–	273
Investment income		22	16	38	38	52	140
Finance cost		(83)	(73)	(69)	(156)	(128)	(288)
Profit before taxation		**1 316**	**550**	**324**	**1 866**	**423**	**117**
Taxation		(270)	(72)	(28)	(342)	(22)	480
Normal taxation		(58)	(40)	–	(98)	(9)	(12)
Deferred taxation	4	(212)	(32)	(28)	(244)	(13)	492
Net profit from continuing operations		**1 046**	**478**	**296**	**1 524**	**401**	**597**
Discontinued operations							
Profit from discontinued operations		–	–	23	–	20	20
Net profit for the period		**1 046**	**478**	**319**	**1 524**	**421**	**617**
Attributable to:							
Owners of the parent		1 046	478	319	1 524	421	617
Non-controlling interest		–	–	–	–	–	–
Earnings per ordinary share (cents)	5						
Earnings from continuing operations		243	111	69	354	93	139
Earnings from discontinued operations		–	–	5	–	5	5
Total earnings per ordinary share (cents)		**243**	**111**	**74**	**354**	**98**	**144**
Diluted earnings per ordinary share (cents)	5						
Earnings from continuing operations		242	111	69	353	93	139
Earnings from discontinued operations		–	–	5	–	5	5
Total diluted earnings per ordinary share (cents)		**242**	**111**	**74**	**353**	**98**	**144**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Rand)

	Quarter ended			Six months ended		Year ended
Figures in million	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011	31 December 2010	30 June 2011 (Audited)
Net profit for the period	1 046	478	319	1 524	421	617
Other comprehensive income for the period, net of income tax	179	955	(161)	1 134	(55)	368
Foreign exchange translation	212	924	(131)	1 136	(25)	470
(Loss)/gain on fair value movement of available-for-sale investments	(33)	31	(30)	(2)	(30)	(102)
Total comprehensive income for the period	**1 225**	**1 433**	**158**	**2 658**	**366**	**985**
Attributable to:						
Owners of the parent	1 225	1 433	158	2 658	366	985
Non-controlling interest	–	–	–	–	–	–

The accompanying notes are an integral part of these condensed consolidated financial statements.

The preparation of the reviewed financial statements for the six months ended 31 December 2011 was supervised by the financial director, Hannes Meyer. These financial statements were reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 11) and approved by the Board of Harmony Gold Mining Company Limited.

CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)

Figures in million	Note	At 31 December 2011	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 December 2010
ASSETS					
Non-current assets					
Property, plant and equipment		32 830	32 278	31 221	30 218
Intangible assets		2 185	2 171	2 170	2 199
Restricted cash		31	31	31	26
Restricted investments		1 929	1 860	1 883	1 864
Investments in associates		–	–	–	358
Deferred tax assets		1 179	1 287	1 149	723
Investments in financial assets		183	215	185	264
Inventories		169	168	172	232
Trade and other receivables		28	24	23	69
Total non-current assets		**38 534**	**38 034**	**36 834**	**35 953**
Current assets					
Inventories		990	1 006	837	943
Trade and other receivables		1 131	876	1 073	962
Income and mining taxes		194	100	139	102
Cash and cash equivalents		1 205	1 325	693	837
		3 520	3 307	2 742	2 844
Assets of disposal groups classified as held-for-sale	3	315	314	268	–
Total current assets		**3 835**	**3 621**	**3 010**	**2 844**
Total assets		**42 369**	**41 655**	**39 844**	**38 797**
EQUITY AND LIABILITIES					
Share capital and reserves					
Share capital		28 326	28 314	28 305	28 277
Other reserves		1 945	1 741	762	266
Retained earnings		2 359	1 313	1 093	897
Total equity		**32 630**	**31 368**	**30 160**	**29 440**
Non-current liabilities					
Deferred tax liabilities		4 452	4 300	4 216	4 336
Provision for environmental rehabilitation		2 092	2 046	1 971	1 752
Retirement benefit obligation and other provisions		177	174	174	179
Borrowings	6	991	1 684	1 229	1 243
Total non-current liabilities		**7 712**	**8 204**	**7 590**	**7 510**
Current liabilities					
Borrowings	6	323	331	330	344
Income and mining taxes		3	3	2	10
Trade and other payables		1 684	1 733	1 746	1 493
		2 010	2 067	2 078	1 847
Liabilities of disposal groups classified as held-for-sale	3	17	16	16	–
Total current liabilities		**2 027**	**2 083**	**2 094**	**1 847**
Total equity and liabilities		**42 369**	**41 655**	**39 844**	**38 797**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the six months ended 31 December 2011

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011	28 305	762	1 093	30 160
Issue of shares	21	–	–	21
Share-based payments	–	49	–	49
Net profit for the period	–	–	1 524	1 524
Other comprehensive income for the period	–	1 134	–	1 134
Dividends paid	–	–	(258)	(258)
Balance – 31 December 2011	**28 326**	**1 945**	**2 359**	**32 630**
Balance – 30 June 2010	28 261	258	690	29 209
Issue of shares	16	–	–	16
Share-based payments	–	63	–	63
Net profit for the period	–	–	421	421
Other comprehensive income for the period	–	(55)	–	(55)
Dividends paid	–	–	(214)	(214)
Balance – 31 December 2010	**28 277**	**266**	**897**	**29 440**

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)

	Quarter ended			Six months ended		Year ended
Figures in million	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011	31 December 2010	30 June 2011 (Audited)
Cash flow from operating activities						
Cash generated by operations	1 566	1 092	450	2 658	1 153	2 418
Interest and dividends received	12	16	38	28	52	140
Interest paid	(36)	(41)	(35)	(77)	(65)	(134)
Income and mining taxes paid	(149)	–	(30)	(149)	(34)	(45)
Cash generated by operating activities	**1 393**	**1 067**	**423**	**2 460**	**1 106**	**2 379**
Cash flow from investing activities						
Decreased in restricted cash	–	–	90	–	120	116
Proceeds on disposal of investment in subsidiary	–	–	–	–	229	229
Proceeds on disposal of available-for-sale financial assets	–	–	2	–	2	16
Pre-payment for Evander 6 and Twistdraai transaction	–	–	–	–	–	100
Other investing activities	3	–	(6)	3	4	(5)
Net additions to property, plant and equipment	(779)	(668)	(846)	(1 447)	(1 594)	(3 110)
Cash utilised by investing activities	**(776)**	**(668)**	**(760)**	**(1 444)**	**(1 239)**	**(2 654)**
Cash flow from financing activities						
Borrowings raised	–	799	525	799	525	925
Borrowings repaid	(718)	(352)	(107)	(1 070)	(114)	(546)
Ordinary shares issued – net of expenses	11	9	8	20	16	44
Dividends paid	–	(258)	–	(258)	(214)	(214)
Cash (utilised)/generated by financing activities	**(707)**	**198**	**426**	**(509)**	**213**	**209**
Foreign currency translation adjustments	**(30)**	**35**	**(24)**	**5**	**(13)**	**(11)**
Net (decrease)/increase in cash and cash equivalents	(120)	632	65	512	67	(77)
Cash and cash equivalents – beginning of period	1 325	693	772	693	770	770
Cash and cash equivalents – end of period	**1 205**	**1 325**	**837**	**1 205**	**837**	**693**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED 31 DECEMBER 2011 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the six months ended 31 December 2011 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2011, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

2. Cost of sales

	Quarter ended			Six months ended		Year ended
	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011	31 December 2010	30 June 2011 (Audited)
Figures in million						
Production costs – excluding royalty	2 684	2 591	2 093	5 275	4 501	9 074
Royalty expense	59	32	30	91	53	96
Amortisation and depreciation	528	475	442	1 003	868	1 776
Impairment of assets	–	–	–	–	–	264
Rehabilitation expenditure	1	5	5	6	9	74
Care and maintenance cost of restructured shafts	23	31	28	54	53	124
Employment termination and restructuring costs [1]	17	34	54	51	132	158
Share-based payments	25	24	32	49	63	136
Other	–	–	(178)	–	(178)	(87)
Total cost of sales	**3 337**	**3 192**	**2 506**	**6 529**	**5 501**	**11 615**

[1] The amount of R17 million in December 2011 quarter (R34 million in September 2011 quarter) relates to restructuring at the Bambanani shaft.

3. Disposal groups classified as held for sale and discontinued operations

Investment in associate

The investment in Rand Uranium (Proprietary) Limited ("Rand Uranium") has been classified as held for sale following a decision by the shareholders of the company to commence with a process to sell the company. In terms of the binding offer accepted by the shareholders on 21 April 2011, the capital portion of the subordinated shareholder's loan of R61 million due to the group will be repaid out of the sale proceeds. The group's attributable portion of the sale proceeds amounts to approximately US$38 million.

The investment is carried at the lower of carrying value and fair value less cost to sell. At each reporting date, the carrying value is remeasured for possible impairment or reversal of impairment. An impairment of R142 million has been recognised for the 2011 year. During December 2011 quarter, a reversal of impairment of R2 million (year to date R50 million) was recognised resulting from changes in the US$/R exchange rate.

See note 8 for developments after balance sheet date.

4. Deferred taxation

During the December quarter several mines in the group redeemed capital allowances against their increased taxable income, resulting in the increased deferred tax expense.

5. **Earnings and net asset value per share**

Earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 31 December 2011: 430.5 million (30 September 2011: 430.1 million, 31 December 2010: 429.1 million), six months ended 31 December 2011: 430.2 million (31 December 2010: 428.9 million), and the year ended 30 June 2011: 429.3 million.

Diluted earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended 31 December 2011: 432.3 million (30 September 2011: 431.6 million, 31 December 2010: 429.9 million), six months ended 31 December 2011: 431.9 million (31 December 2010: 429.7 million), and the year ended 30 June 2011: 430.4 million.

	Quarter ended			Six months ended		Year ended
	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011	31 December 2010	30 June 2011 (Audited)
Total earnings per share (cents):						
Basic earnings	243	111	74	354	98	144
Diluted earnings	242	111	74	353	98	144
Headline earnings	242	95	69	337	101	223
– from continuing operations	242	95	69	337	101	223
– from discontinued operations	–	–	–	–	–	–
Diluted headline earnings	241	95	69	336	101	222
– from continuing operations	241	95	69	336	101	222
– from discontinued operations	–	–	–	–	–	–
Figures in million						
Reconciliation of headline earnings:						
Continuing operations						
Net profit	1 046	478	296	1 524	401	597
Adjusted for:						
Profit on sale of property, plant and equipment	(4)	(26)	(1)	(30)	(17)	(29)
Taxation effect of profit on sale of property, plant and equipment	1	7	–	8	5	7
Net gain on financial instruments	–	–	(1)	–	(1)	(7)
Taxation effect of net gain on financial instruments	–	–	–	–	–	2
(Reversal of impairment)/impairment of investment in associate*	(2)	(48)	–	(50)	–	142
Foreign exchange loss reclassified from other comprehensive income*	–	–	–	–	47	47
Impairment of assets	–	–	–	–	–	264
Taxation effect of impairment of assets	–	–	–	–	–	(66)
Headline earnings	**1 041**	**411**	**294**	**1 452**	**435**	**957**
Discontinued operations						
Net profit	–	–	23	–	20	20
Adjusted for:						
Profit on sale of investment in subsidiary	–	–	(23)	–	(54)	(54)
Taxation effect of profit on sale of investment in subsidiary	–	–	–	–	34	34
Headline earnings	**–**	**–**	**–**	**–**	**–**	**–**
Total headline earnings	**1 041**	**411**	**294**	**1 452**	**435**	**957**

* There is no taxation effect on these items.

Net asset value per share (cents)

	At 31 December 2011	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 December 2010
Number of shares in issue	431 312 677	430 272 715	430 084 628	429 506 618
Net asset value per share (cents)	7 565	7 290	7 013	6 854

6. Borrowings

Figures in million	At 31 December 2011	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 December 2010
Total long-term borrowings	991	1 684	1 229	1 243
Total current portion of borrowings	323	331	330	344
Total borrowings [1] [2]	**1 314**	**2 015**	**1 559**	**1 587**

(1) The Nedbank revolving credit facility was repaid in full during the December 2011 quarter following repayments totalling R550 million. The full R850 million facility is available until December 2013.

A bi-annual repayment of R152.5 million on the Nedbank term facilities during the December 2011 quarter reduced the balance to R915 million.

There is no change regarding the US$300 million syndicated revolving credit facility, with US$250 million still available. The facility is repayable by August 2015 and attracts interest at LIBOR plus 260 basis points, which is payable quarterly.

(2) Included in the borrowings is R44 million (30 September 2011: R52 million; December 2010: R63 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:

Figures in million	At 31 December 2011	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 December 2010
Due within one year	34	31	29	28
Due between one and five years	11	22	23	36
	45	53	52	64
Future finance charges	(1)	(1)	(1)	(1)
Total future minimum lease payments	**44**	**52**	**51**	**63**

7. Commitments and contingencies

Figures in million	At 31 December 2011	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 December 2010
Capital expenditure commitments:				
Contracts for capital expenditure	291	290	194	166
Authorised by the directors but not contracted for	3 373	3 570	1 504	2 669
	3 664	**3 860**	**1 698**	**2 835**

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liability

For a detailed disclosure on contingent liabilities refer to Harmony's annual report for the financial year ended 30 June 2011, available on the group's website (www.harmony.co.za). There were no significant changes in contingencies since 30 June 2011, except as discussed below:

Harmony reached a mutually acceptable settlement with the plaintiff class and this settlement was found to be fair and reasonable and was approved by the United States District Court in November 2011. A single class member has filed an appeal of the District Court's order approving the settlement. That appeal is currently pending in the United States Court of Appeals for the Second Circuit. The settlement amount has been paid into escrow by the company's insurers and will be distributed to the plaintiffs once the appeal has been finalised.

8. Subsequent events

(a) SA process was initiated during financial year 2011 for the disposal Rand Uranium (Proprietary) Limited ("Rand Uranium"), of which Harmony held 40%. Gold One International Limited ("Gold One") made a binding offer to acquire 100% of Rand Uranium for a total consideration of US$250 million. The offer was accepted by the shareholders of Rand Uranium. All conditions precedent to the agreement were fulfilled and the transaction was declared unconditional and closed on Friday 6 January 2012 ("Completion Date")

Harmony's portion of the purchase price amounts to approximately US$38 million of which US$24 million was settled in cash on 6 January 2012 realising an amount of R193 million. The balance of US$14 million is to be settled in either cash, Gold One ordinary shares, or a combination thereof within 90 days of the Completion Date.

(b) Harmony has signed a sale of share and claims agreement on 30 January 2012 with Pan Africa Resources plc and Witwatersrand Consolidated Gold Resources Limited (the "Consortium") for the disposal of Harmony's entire interest in Evander Gold Mines Limited ("Evander"). The disposal will be for an aggregate purchase consideration of R1.7 billion, excluding the proceeds of the Taung Gold Limited transaction and less certain distributions made by Evander to Harmony between 1 April 2012 and the close of the transaction.

The transaction is subject to, among others, the following conditions precedent:

- the Consortium raising the required funding comprising of debt and/or equity;
- each of the Consortium members obtaining the requisite shareholder approvals for the acquisition; and
- obtaining all relevant regulatory approvals.

(c) On 2 February 2012, the Board approved an interim dividend of 40 cents, amounting to approximately R173 million, payable on 12 March 2012.

9. Segment report

The segment report follows on page 25.

10. Reconciliation of segment information to consolidated income statements

Figures in million	Six months ended	
	31 December 2011	31 December 2010
The "Reconciliation of segment information to consolidated income statement" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:		
Reconciliation of production profit to gross profit		
Total segment revenue	8 749	6 073
Total segment production costs and royalty expense	(5 366)	(4 554)
Production profit per segment report	3 383	1 519
Cost of sales items, other than production costs and royalty expense	(1 163)	(947)
Amortisation and depreciation	(1 003)	(868)
Employment termination and restructuring costs	(51)	(132)
Share-based payments	(49)	(63)
Rehabilitation costs	(6)	(9)
Care and maintenance costs of restructured shafts	(54)	(53)
Other	–	178
Gross profit as per income statements *	**2 220**	**572**

* The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

11. Review report

The condensed consolidated financial statements for the six months ended 31 December 2011 on pages 16 to 25 have been reviewed in accordance with International Standards on Review Engagements 2410 – "Review of interim financial information performed by the Independent Auditors of the entity" by PricewaterhouseCoopers Inc. Their unqualified review report is available for inspection at the company's registered office.

SEGMENT REPORT (Rand)
for the six months ended 31 December 2011

	Revenue 31 December 2011	Revenue 31 December 2010	Production cost 31 December 2011	Production cost 31 December 2010	Production profit/(loss) 31 December 2011	Production profit/(loss) 31 December 2010	Capital expenditure 31 December 2011	Capital expenditure 31 December 2010	Kilograms produced* 31 December 2011	Kilograms produced* 31 December 2010	Tonnes milled* 31 December 2011	Tonnes milled* 31 December 2010
	R million	R million	R million	R million	R million	R million	R million	R million	kg	kg	t'000	t'000
Continuing operations												
South Africa												
Underground												
Bambanani	322	502	365	421	(43)	81	143	156	825	1 716	132	233
Doornkop	746	360	448	295	298	65	139	154	1 763	1 184	509	311
Evander	688	315	349	316	339	(1)	88	116	1 695	1 069	240	279
Joel	612	169	299	198	313	(29)	28	40	1 418	556	297	168
Kusasalethu	1 099	772	660	643	439	129	211	189	2 822	2 559	587	497
Masimong	715	730	438	397	277	333	122	89	1 690	2 414	464	462
Phakisa	501	267	389	223	112	44	149	194	1 184	882	239	193
Target	1 047	511	635	358	412	153	164	252	2 497	1 982	572	401
Tshepong	1 164	1 000	631	581	533	419	135	133	2 738	3 316	593	683
Virginia	343	398	251	349	92	49	34	49	802	1 326	192	366
Surface												
All other surface operations	792	589	485	431	307	158	62	66	1 883	2 024	4 698	5 328
Total South Africa	**8 029**	**5 613**	**4 950**	**4 212**	**3 079**	**1 401**	**1 275**	**1 438**	**19 317**	**19 028**	**8 523**	**8 921**
International												
Hidden Valley	720	460	416	342	304	118	93	144	1 608	1 498	889	852
Other	–	–	–	–	–	–	114	–	–	–	–	–
Total international	**720**	**460**	**416**	**342**	**304**	**118**	**207**	**144**	**1 608**	**1 498**	**889**	**852**
Total continuing operations	**8 749**	**6 073**	**5 366**	**4 554**	**3 383**	**1 519**	**1 482**	**1 582**	**20 925**	**20 526**	**9 412**	**9 773**
Reconciliation of the segment information to the consolidated income statement (refer to note 10)	–	–	–	–								
	8 749	**6 073**	**5 366**	**4 554**								

* Production statistics are unaudited.

HARMONY™

HARMONY

Operating results (US$/Imperial)

		Three months ended	Underground production – South Africa: Bambanani	Doornkop	Evander	Joel	Kusasa-lethu	Masimong	Phakisa	Steyn 2[(1)]	Target 1	Target 3	Tshepong	Unisel	Total Under-ground	Surface production – South Africa: Kalgold	Phoenix	Dumps	Total Surface	South Africa Other	South Africa Total	Hidden Valley	Inter-national Other	Harmony Total
Ore milled	**– t'000**	**Dec-11**	**28**	**256**	**129**	**165**	**282**	**256**	**139**	**17**	**229**	**84**	**337**	**110**	**2 032**	**365**	**1 196**	**892**	**2 453**	**–**	**4 485**	**523**	**–**	**5 008**
		Sep-11	101	305	136	162	365	256	125	–	232	86	316	101	2 185	401	1 505	820	2 726	–	4 911	458	–	5 369
Gold produced	**– oz**	**Dec-11**	**6 880**	**28 839**	**27 039**	**23 374**	**40 767**	**28 743**	**21 155**	**3 633**	**32 826**	**9 517**	**49 994**	**14 854**	**287 621**	**8 777**	**6 655**	**15 304**	**30 736**	**–**	**318 357**	**26 235**	**–**	**344 592**
		Sep-11	14 854	27 843	27 457	22 216	49 962	25 592	16 911	1 157	30 190	7 748	38 034	10 931	272 895	8 681	6 912	14 211	29 804	–	302 699	25 463	–	328 162
Yield	**– oz/t**	**Dec-11**	**0.246**	**0.113**	**0.210**	**0.142**	**0.145**	**0.112**	**0.152**	**0.214**	**0.143**	**0.113**	**0.148**	**0.135**	**0.142**	**0.024**	**0.006**	**0.017**	**0.013**	**–**	**0.071**	**0.050**	**–**	**0.069**
		Sep-11	0.147	0.091	0.202	0.137	0.137	0.100	0.135	–	0.130	0.090	0.120	0.108	0.124	0.022	0.005	0.017	0.011	–	0.061	0.056	–	0.061
Cash operating costs	**– $/oz**	**Dec-11**	**2 170**	**910**	**824**	**767**	**1 087**	**926**	**1 152**	**1 297**	**779**	**1 348**	**783**	**1 061**	**955**	**1 031**	**909**	**866**	**923**	**–**	**952**	**1 031**	**–**	**958**
		Sep-11	1 907	1 178	909	883	1 043	1 208	1 589	–	974	1 935	1 147	1 570	1 180	1 471	1 024	1 013	1 149	–	1 177	900	–	1 156
Cash operating costs	**– $/t**	**Dec-11**	**533**	**103**	**173**	**109**	**157**	**104**	**175**	**277**	**112**	**153**	**116**	**143**	**135**	**25**	**5**	**15**	**12**	**–**	**68**	**52**	**–**	**66**
		Sep-11	280	108	183	121	143	121	215	–	127	174	138	170	147	32	5	18	13	–	72	50	–	70
Gold sold	**– oz**	**Dec-11**	**7 009**	**29 289**	**26 299**	**24 081**	**38 613**	**29 257**	**21 541**	**3 697**	**33 437**	**9 710**	**50 895**	**15 143**	**288 971**	**8 809**	**6 462**	**15 143**	**30 414**	**–**	**319 385**	**34 273**	**–**	**353 658**
		Sep-11	14 693	27 650	27 039	22 827	47 004	25 270	16 718	1 157	29 804	7 652	37 616	10 803	268 233	8 649	7 170	14 404	30 223	–	298 456	21 380	–	319 836
Revenue	**($'000)**	**Dec-11**	**11 870**	**49 156**	**44 197**	**40 626**	**64 654**	**49 545**	**36 492**	**6 247**	**56 255**	**16 320**	**86 204**	**25 629**	**487 195**	**14 927**	**10 878**	**25 371**	**51 176**	**–**	**538 371**	**56 907**	**–**	**595 278**
		Sep-11	24 520	48 764	46 214	39 612	80 540	44 011	28 822	–	51 327	12 983	65 303	19 038	461 134	15 243	12 498	25 162	52 903	–	514 037	36 281	–	550 318
Cash operating costs	**($'000)**	**Dec-11**	**14 928**	**26 256**	**22 267**	**17 920**	**44 326**	**26 608**	**24 363**	**4 711**	**25 574**	**12 826**	**39 121**	**15 754**	**274 654**	**9 051**	**6 047**	**13 259**	**28 357**	**–**	**303 011**	**27 059**	**–**	**330 070**
		Sep-11	28 323	32 809	24 950	19 621	52 092	30 920	26 876	–	29 404	14 990	43 623	17 163	320 771	12 768	7 079	14 389	34 236	–	355 007	22 914	–	377 921
Inventory movement	**($'000)**	**Dec-11**	**704**	**766**	**(751)**	**637**	**(4 242)**	**884**	**542**	**(71)**	**1 009**	**509**	**1 173**	**327**	**1 487**	**751**	**(42)**	**(130)**	**579**	**–**	**2 066**	**6 622**	**–**	**8 688**
		Sep-11	(204)	(656)	(438)	1 223	(5 130)	(797)	(602)	–	(501)	(256)	(939)	(273)	(8 573)	(382)	550	655	823	–	(7 750)	(2 828)	–	(10 578)
Operating costs	**($'000)**	**Dec-11**	**15 632**	**27 022**	**21 516**	**18 557**	**40 084**	**27 492**	**24 905**	**4 640**	**26 583**	**13 335**	**40 294**	**16 081**	**276 141**	**9 802**	**6 005**	**13 129**	**28 936**	**–**	**305 077**	**33 681**	**–**	**338 758**
		Sep-11	28 119	32 153	24 512	20 844	46 962	30 123	26 274	–	28 903	14 734	42 684	16 890	312 198	12 386	7 629	15 044	35 059	–	347 257	20 086	–	367 343
Operating profit/(loss)*	**($'000)**	**Dec-11**	**(3 762)**	**22 134**	**22 681**	**22 069**	**24 570**	**22 053**	**11 587**	**1 607**	**29 672**	**2 985**	**45 910**	**9 548**	**211 054**	**5 125**	**4 873**	**12 242**	**22 240**	**–**	**233 294**	**23 226**	**–**	**256 520**
		Sep-11	(3 599)	16 611	21 702	18 768	33 578	13 888	2 548	–	22 424	(1 751)	22 619	2 148	148 936	2 857	4 869	10 118	17 844	–	166 780	16 195	–	182 975
Capital expenditure	**($'000)**	**Dec-11**	**5 444**	**9 208**	**6 255**	**1 839**	**13 976**	**8 848**	**9 279**	**2 691**	**8 082**	**2 971**	**9 422**	**2 215**	**80 230**	**2 540**	**628**	**111**	**3 279**	**1 031**	**84 540**	**6 567**	**5 519**	**96 626**
		Sep-11	6 133	9 064	5 263	1 853	13 665	7 017	10 356	4 609	8 768	1 667	8 222	2 197	78 814	1 349	9	1 771	3 129	808	82 751	5 594	9 711	98 056

* Operating profit is comparable to the term production profit in the segment report in the financial statement and not to the operating profit line item in the income statement.

(1) Steyn 2 started production during the December 2011 quarter. Previously revenue and costs were capitalised.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

	Quarter ended			Six months ended		Year ended
Figures in million	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011 (Unaudited)	31 December 2010 (Unaudited)	30 June 2011 (Audited)
Continuing operations						
Revenue	595	550	434	1 149	856	1 781
Cost of sales	(412)	(447)	(364)	(857)	(775)	(1 664)
Production costs	(339)	(367)	(308)	(706)	(642)	(1 313)
Amortisation and depreciation	(65)	(67)	(64)	(131)	(122)	(254)
Impairment of assets	–	–	–	–	–	(39)
Employment termination and restructuring costs	(2)	(5)	(8)	(7)	(19)	(23)
Other items	(6)	(8)	16	(13)	8	(35)
Gross profit	**183**	**103**	**70**	**292**	**81**	**117**
Corporate, administration and other expenditure	(11)	(12)	(14)	(23)	(27)	(51)
Social investment expenditure	(2)	(2)	(3)	(4)	(5)	(12)
Exploration expenditure	(12)	(14)	(11)	(26)	(25)	(51)
Profit on sale of property, plant and equipment	–	4	–	4	2	4
Other income/(expenses) – net	3	3	1	6	(7)	(3)
Operating profit	**161**	**82**	**43**	**249**	**19**	**4**
Loss from associates	–	–	(3)	–	(4)	(7)
Reversal of impairment/(impairment) of investment in associate	–	7	–	7	–	(20)
Net gain/(loss) on financial instruments	8	(4)	11	5	55	20
Gain on farm-in option	–	–	–	–	–	38
Investment income	3	2	6	5	7	20
Finance cost	(10)	(10)	(10)	(21)	(18)	(41)
Profit before taxation	**162**	**77**	**47**	**245**	**59**	**14**
Taxation	(33)	(10)	(4)	(45)	(3)	69
Normal taxation	(7)	(6)	–	(13)	(1)	(2)
Deferred taxation	(26)	(4)	(4)	(32)	(2)	71
Net profit from continuing operations	**129**	**67**	**43**	**200**	**56**	**83**
Discontinued operations						
Profit from discontinued operations	–	–	3	–	3	3
Net profit for the period	**129**	**67**	**46**	**200**	**59**	**86**
Attributable to:						
Owners of the parent	129	67	46	200	59	86
Non-controlling interest	–	–	–	–	–	–
Earnings per ordinary share (cents)						
Earnings from continuing operations	30	16	10	46	13	19
Earnings from discontinued operations	–	–	1	–	1	1
Total earnings per ordinary share (cents)	**30**	**16**	**11**	**46**	**14**	**20**
Diluted earnings per ordinary share (cents)						
Earnings from continuing operations	30	16	10	46	13	19
Earnings from discontinued operations	–	–	1	–	1	1
Total diluted earnings per ordinary share (cents)	**30**	**16**	**11**	**46**	**14**	**20**

The currency conversion average rates for the quarter ended: December 2011: US$1 = R8.10 (September 2011: US$1 = R7.14, December 2010: US$1 = 6.88). Six months ended: December 2011: US$1 = R7.61 (December 2010: US$1 = R7.09).

The income statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

Note on convenience translation

Except where specific statements have been extracted from the 2011 Annual Report, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US dollar financial statements presented on pages 28 to 33.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

| Figures in million | Quarter ended | | | Six months ended | | Year ended |
	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011 (Unaudited)	31 December 2010 (Unaudited)	30 June 2011 (Audited)
Net profit for the period	129	67	46	200	59	86
Other comprehensive income for the period, net of income tax	22	134	(23)	149	(8)	540
Foreign exchange translation	26	130	(19)	149	(4)	555
(Loss)/gain on fair value movement of available-for-sale investments	(4)	4	(4)	–	(4)	(15)
Total comprehensive income for the period	**151**	**201**	**23**	**349**	**51**	**626**
Attributable to:						
Owners of the parent	151	201	23	349	51	626
Non-controlling interest	–	–	–	–	–	–

The currency conversion average rates for the quarter ended: December 2011: US$1 = R8.10 (September 2011: US$1 = R7.14, December 2010: US$1 = 6.88). Six months ended: December 2011: US$1 = R7.61 (December 2010: US$1 = R7.09).

The statement of comprehensive income for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)

Figures in million	At 31 December 2011 (Unaudited)	At 30 September 2011 (Unaudited)	At 30 June 2011 (Audited)	At 31 December 2010 (Unaudited)
ASSETS				
Non-current assets				
Property, plant and equipment	4 050	3 997	4 607	4 568
Intangible assets	269	269	320	332
Restricted cash	4	4	5	4
Restricted investments	238	230	278	282
Investments in associates	–	–	–	54
Deferred tax assets	145	159	170	109
Investments in financial assets	23	27	27	40
Inventories	21	21	25	35
Trade and other receivables	3	3	3	10
Total non-current assets	**4 753**	**4 710**	**5 435**	**5 434**
Current assets				
Inventories	122	125	124	143
Trade and other receivables	139	109	158	145
Income and mining taxes	24	12	21	15
Cash and cash equivalents	149	164	102	127
	434	410	405	430
Assets of disposal groups classified as held-for-sale	39	39	40	–
Total current assets	**473**	**449**	**445**	**430**
Total assets	**5 226**	**5 159**	**5 880**	**5 864**
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital	3 494	3 506	4 033	4 275
Other reserves	240	216	519	40
Retained earnings	291	163	(102)	136
Total equity	**4 025**	**3 885**	**4 450**	**4 451**
Non-current liabilities				
Deferred tax liabilities	549	533	623	655
Provision for environmental rehabilitation	258	253	291	265
Retirement benefit obligation and other provisions	22	22	26	27
Borrowings	122	209	181	188
Total non-current liabilities	**951**	**1 017**	**1 121**	**1 135**
Current liabilities				
Borrowings	40	41	49	52
Income and mining taxes	–	–	–	1
Trade and other payables	208	214	258	225
	248	255	307	278
Liabilities of disposal groups classified as held-for-sale	2	2	2	–
Total current liabilities	**250**	**257**	**309**	**278**
Total equity and liabilities	**5 226**	**5 159**	**5 880**	**5 864**

The balance sheet for December 2011 converted at a conversion rate of US$1 = R8.11 (September 2011: US$1 = R8.08, December 2010: US$1 = R6.62).

The balance sheet as at 30 June 2011 has been extracted from the 2011 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$) (Unaudited)

for the six months ended 31 December 2011 (Convenience translation)

Figures in million	Share capital	Other reserves	Retained earnings	Total
Balance – 30 June 2011	3 491	94	135	3 720
Issue of shares	3	–	–	3
Share-based payments	–	6	–	6
Net profit for the period	–	–	188	188
Total comprehensive income for the period	–	140	–	140
Dividends paid	–	–	(32)	(32)
Balance – 31 December 2011	**3 494**	**240**	**291**	**4 025**
Balance – 30 June 2010	4 272	39	104	4 415
Issue of shares	3	–	–	3
Share-based payments	–	9	–	9
Net profit for the period	–	–	64	64
Total comprehensive income for the period	–	(8)	–	(8)
Dividends paid	–	–	(32)	(32)
Balance – 31 December 2010	**4 275**	**40**	**136**	**4 451**

The currency conversion closing rates for the period ended 31 December 2011: US$1 = R8.11 (December 2010: US$1 = R6.62).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)

	Quarter ended			Six months ended		Year ended
	31 December 2011 (Unaudited)	30 September 2011 (Unaudited)	31 December 2010 (Unaudited)	31 December 2011 (Unaudited)	31 December 2010 (Unaudited)	30 June 2011 (Audited)
Figures in million						
Cash flow from operating activities						
Cash generated by operations	193	153	65	349	163	346
Interest and dividends received	2	2	6	4	7	20
Interest paid	(4)	(6)	(5)	(10)	(9)	(19)
Income and mining taxes paid	(18)	–	(4)	(20)	(5)	(7)
Cash generated by operating activities	**173**	**149**	**62**	**323**	**156**	**340**
Cash flow from investing activities						
Decrease in restricted cash	–	–	13	–	17	17
Proceeds on disposal of investment in subsidiary	–	–	–	–	30	30
Pre-payment for Evander 6 and Twistdraai transaction	–	–	–	–	–	15
Other investing activities	–	–	(1)	–	3	2
Net additions to property, plant and equipment	(96)	(94)	(123)	(190)	(225)	(445)
Cash utilised by investing activities	**(96)**	**(94)**	**(111)**	**(190)**	**(175)**	**(381)**
Cash flow from financing activities						
Borrowings raised	–	112	76	105	74	134
Borrowings repaid	(89)	(49)	(16)	(141)	(16)	(81)
Ordinary shares issued – net of expenses	1	1	1	3	2	6
Dividends paid	–	(36)	–	(34)	(30)	(30)
Cash (utilised)/generated by financing activities	**(88)**	**28**	**61**	**(67)**	**30**	**29**
Foreign currency translation adjustments	**(4)**	**(21)**	**4**	**(19)**	**15**	**13**
Net (decrease)/increase in cash and cash equivalents	(15)	62	16	47	26	1
Cash and cash equivalents – beginning of period	164	102	111	102	101	101
Cash and cash equivalents – end of period	**149**	**164**	**127**	**149**	**127**	**102**

Operating activities translated at average rates for the quarter ended: December 2011: US$1 = R8.10 (September 2011: US$1 = R7.14, December 2010: US$1 = 6.88). Six months ended: December 2011: US$1 = R7.61 (December 2010: US$1 = R7.09).

Closing balance translated at closing rates of: December 2011: US$1 = R8.11 (September 2011: US$1 = R8.08, December 2010: US$ = R6.62).

The cash flow statement for the year ended 30 June 2011 has been extracted from the 2011 Annual Report.

SEGMENT REPORT (US$/Imperial) (Unaudited)

for the six months ended 31 December 2011

| | Revenue 31 December | | Production cost 31 December | | Production profit/(loss) 31 December | | Capital expenditure 31 December | | Ounces produced 31 December | | Tons milled 31 December | |
| | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 | **2011** | 2010 |
	US$ million		US$ million		US$ million		US$ million		oz		t'000	
Continuing operations												
South Africa												
Underground												
Bambanani	42	71	48	59	(6)	12	19	22	26 524	55 171	146	257
Doornkop	98	51	59	42	39	9	18	22	56 682	38 067	561	343
Evander	90	44	46	45	44	(1)	12	16	54 496	34 369	265	307
Joel	80	24	39	28	41	(4)	4	6	45 590	17 875	327	185
Kusasalethu	144	109	87	91	57	18	28	27	90 729	82 274	647	548
Masimong	94	103	58	56	36	47	16	13	54 335	77 611	512	509
Phakisa	66	38	51	31	15	7	20	27	38 066	28 357	264	213
Target	138	72	83	50	55	22	22	36	80 281	63 723	631	442
Tshepong	153	141	83	82	70	59	18	19	88 028	106 611	653	753
Virginia	45	56	33	49	12	7	4	7	25 785	42 632	211	404
Surface												
All other surface operations	104	82	64	61	40	21	6	9	60 540	65 073	5 179	5 874
Total South Africa	**1 054**	**791**	**651**	**594**	**403**	**197**	**167**	**204**	**621 056**	**611 763**	**9 396**	**9 835**
International												
Hidden Valley	95	65	55	48	40	17	12	20	51 698	48 162	981	940
Other	–	–	–	–	–	–	15	–	–	–	–	–
Total international	**95**	**65**	**55**	**48**	**40**	**17**	**27**	**20**	**51 698**	**48 162**	**981**	**940**
Total continuing operations	**1 149**	**856**	**706**	**642**	**443**	**214**	**194**	**224**	**672 754**	**659 925**	**10 377**	**10 775**

HARMONY™

DEVELOPMENT RESULTS (Metric)

Quarter ended December 2011

	Reef (metres)	Sampled (metres)	Channel width (cm's)	Channel value (g/t)	Gold (cmg/t)
Tshepong					
Basal	467	424	8.98	174.19	1 563
B Reef	133	86	95.02	13.63	1 295
All Reefs	**600**	**510**	**23.49**	**64.64**	**1 518**
Phakisa & Nyala					
Basaal	483	504	90.90	8.87	806
All Reefs	**483**	**504**	**90.90**	**8.87**	**806**
Total Bambanani					
(incl. Bambanani. Steyn 2)					
Basal	72	72	169.60	18.77	3 184
All Reefs	**72**	**72**	**169.60**	**18.77**	**3 184**
Doornkop					
South Reef	556	414	40.00	20.14	806
All Reefs	**556**	**414**	**40.00**	**20.14**	**806**
Kusasalethu					
VCR Reef	672	656	57.70	22.66	1 308
All Reefs	**672**	**656**	**57.70**	**22.66**	**1 308**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	550	337	83.74	12.37	1 036
Basal	24	6	32.00	24.97	799
A Reef	59	8	37.00	4.54	168
B Reef	94	88	151.68	4.13	627
All Reefs	**726**	**439**	**95.80**	**9.76**	**935**
Masimong					
Basal	750	532	51.04	14.50	740
B Reef	114	138	58.63	14.38	843
All Reefs	**864**	**670**	**52.60**	**14.47**	**761**
Evander					
Kimberley	431	423	63.00	24.22	1 526
All Reefs	**431**	**423**	**63.00**	**24.22**	**1 526**
Virginia					
(incl. Unisel)					
Basal	298	186	137.09	7.15	981
Leader	331	324	176.34	6.93	1 222
Middle	62	36	31.11	43.68	1 359
All Reefs	**691**	**546**	**153.39**	**7.49**	**1 149**
Joel					
Beatrix	521	528	159.30	10.09	1 608
All Reefs	**521**	**528**	**159.30**	**10.10**	**1 608**
Total Harmony					
Basal	2 093	1 724	66.49	16.39	1 090
Beatrix	521	528	159.30	10.10	1 608
Leader	331	324	176.34	6.93	1 222
B Reef	341	312	94.91	9.55	907
A Reef	59	8	37.00	4.54	168
Middle	62	36	31.11	43.68	1 359
Elsburg	550	337	83.74	12.37	1 036
Kimberley	431	423	63.00	24.22	1 526
South Reef	556	414	40.00	20.14	806
VCR	672	656	57.70	22.66	1 308
All Reefs	**5 616**	**4 762**	**83.20**	**14.24**	**1 185**

DEVELOPMENT RESULTS (Imperial)

Quarter ended December 2011

	Reef (feet)	Sampled (feet)	Channel width (inches)	Channel value (oz/t)	Gold (in.oz/t)
Tshepong					
Basal	1 532	1 391	4.00	4.49	18
B Reef	438	282	37.00	0.40	15
All Reefs	**1 970**	**1 673**	**9.00**	**1.94**	**17**
Phakisa & Nyala					
Basal	1 584	1 654	36.00	0.26	9
All Reefs	**1 584**	**1 654**	**36.00**	**0.26**	**9**
Total Bambanani					
(incl. Bambanani. Steyn 2)					
Basal	235	235	67.00	0.55	37
All Reefs	**235**	**235**	**67.00**	**0.55**	**37**
Doornkop					
South Reef	1 824	1 358	16.00	0.58	9
All Reefs	**1 824**	**1 358**	**16.00**	**0.58**	**9**
Kusasalethu					
VCR Reef	2 203	2 152	23.00	0.65	15
All Reefs	**2 203**	**2 152**	**23.00**	**0.65**	**15**
Total Target					
(incl. Target 1 & Target 3)					
Elsburg	1 805	1 106	33.00	0.36	12
Basal	79	20	13.00	0.71	9
A Reef	192	26	15.00	0.13	2
B Reef	307	289	60.00	0.12	7
All Reefs	**2 383**	**1 440**	**38.00**	**0.28**	**11**
Masimong					
Basal	2 459	1 745	20.00	0.43	9
B Reef	375	453	23.00	0.42	10
All Reefs	**2 834**	**2 198**	**21.00**	**0.42**	**9**
Evander					
Kimberley	1 415	1 388	25.00	0.70	18
All Reefs	**1 415**	**1 388**	**25.00**	**0.70**	**18**
Virginia					
(incl. Unisel)					
Basal	978	610	54.00	0.21	11
Leader	1 086	1 063	69.00	0.20	14
Middle	202	118	12.00	1.30	16
All Reefs	**2 266**	**1 791**	**60.00**	**0.22**	**13**
Joel					
Beatrix	1 710	1 732	63.00	0.29	18
All Reefs	**1 710**	**1 732**	**63.00**	**0.29**	**18**
Total Harmony					
Basal	6 868	5 655	26.00	0.48	13
Beatrix	1 710	1 732	63.00	0.29	18
Leader	1 086	1 063	69.00	0.20	14
B Reef	1 120	1 024	37.00	0.28	10
A Reef	192	26	15.00	0.13	2
Middle	202	118	12.00	1.30	16
Elsburg	1 805	1 106	33.00	0.36	12
Kimberley	1 415	1 388	25.00	0.70	18
South Reef	1 824	1 358	16.00	0.58	9
VCR	2 203	2 152	23.00	0.65	15
All Reefs	**18 426**	**15 622**	**33.00**	**0.41**	**14**

PRINTED BY INCE (PTY) LTD
W2CF13732





Harmony's strategy

Harmony's strategy is to produce 1.8 to 2 million* safe and profitable ounces of gold by 2015. Following a review of assets during 2011, action was taken and capital committed to increase production at existing operations, further the development of current projects and advance scoping studies so as to ensure the future production pipeline of tomorrow's gold by growing reserves and resources and strengthening the quality of our asset base.

Our challenge going forward is to meet our targets and objectives and, more specifically, to deliver consistent production results, improve productivity, curb costs and to create and deliver value to shareholders.

* Excludes future acquisitions or disposals.



  

CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue, Randfontein, 1759, South Africa
Telephone: **+27 11 411 2000**
Website: **www.harmony.co.za**

Directors

P T Motsepe* *Chairman*
D Noko*^ Deputy *Chairman*
G P Briggs *Chief Executive Office*r
F Abbott *Financial Director*
H E Mashego *Executive Director,* H O Meyer *Executive Director*
F F T De Buck*^ *Lead independent director*
J A Chissano*¹^, K V Dicks*^, Dr D S Lushaba*^, C Markus*^,
M Motloba*^, M Msimang*^, J Wetton*^, A J Wilkens*

* Non-executive
^ Independent
¹ Mozambican

Investor relations team

Henrika Basterfield
Investor Relations Officer

Telephone: **+27 11 411 2314**

Fax: **+27 11 692 3879**

Mobile: **+27 82 759 1775**

E-mail: **henrika@harmony.co.za**

Marian van der Walt
Executive: Corporate and Investor Relations

Telephone: **+27 11 411 2037**

Fax: **+27 86 614 0999**

Mobile: **+27 82 888 1242**

E-mail: **marian@harmony.co.za**

Company Secretary

iThemba Governance and Statutory Solutions (Pty) Ltd

Riana Bisschoff

Telephone: **011 411 2127**

Mobile: **+2783 629 4706**

E-mail: **riana.bisschoff@harmony.co.za**

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, 19 Ameshoff Street, Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: **+27 86 154 6572**
Fax: **+27 86 674 4381**

United Kingdom Registrars

Capita Registrars
The Registry, 34 Beckenham Road, Beckenham
Kent BR3 4TU, United Kingdom
Telephone: **0871 664 0300 (UK)** *(calls cost 10p a minute plus network extras, lines are open 8:30am – 5:30pm, Monday to Friday)*
or **+44 (0) 20 8639 3399** *(calls from overseas)*
Fax: **+44 (0) 20 8639 2220**

ADR Depository

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company, Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email Queries: **adr@db.com**
Toll Free: **+1-866-243-9656**
Intl: **+1-718-921-8200**
Fax: **+1-718-921-8334**

Sponsor

JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: **+27 11 507 0300**
Fax: **+27 11 507 0503**

Trading Symbols

JSE Limited: **HAR**
New York Stock Exchange, Inc: **HMY**
Euronext, Brussels: **HMY**
Berlin Stock Exchange: **HAM1**

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 6, 2012

Harmony Gold Mining Company Limited

By: /s/ Hannes Meyer

Name: Hannes Meyer
Title: Financial Director